July 18, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2012
Filed April 30, 2012
Form 10-K for the fiscal year ended January 31, 2011
Filed May 2, 2011
File No. 001-11750

Dear Mr. Humphrey,

This letter is in response to your letter dated July 5, 2012 containing comments of the staff of the Division of Corporation Finance relating to the referenced filings of Aerosonic Corporation.

Pursuant to my communications with you, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that the Company anticipates responding to the comments contained in the July 5 letter on or before August 17, 2012.

If you have any questions, please call me at (727) 461-3000.

Sincerely,

/s/ Kevin J. Purcell

Kevin J. Purcell

Executive Vice President and

Chief Financial Officer

cc:	Douglas J. Hillman
Thomas E. Whytas